FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRèRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

April 29, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP ANNOUNCES FIRST QUARTER 2003 EARNINGS RELEASE DATE

BRUSSELS, Belgium, April 29, 2003 – Delhaize Group (Euronext Brussels: DELB; NYSE: DEG), the Belgian international food retailer, confirms that it will announce its first quarter 2003 results (ended March 31, 2003) on Thursday, May 8, 2003 at 8:00 a.m. CET. The press release will be available immediately after its publication on the Delhaize Group’s web site at www.delhaizegroup.com.

The Delhaize Group management team will be discussing the first quarter 2003 financial results during an investors’ meeting that will start at 03.00 p.m. CET (09.00 a.m. EST) on Thursday May 8, 2003. The meeting can be followed by telephone at + 44 20 7950 1251 (U.K. participants) or + 1 630 395 0034 (U.S. participants) with “Delhaize” as password.

The conference call will also be broadcast live over the internet on Thursday May 8, 2003 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. An audio replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on May 8, 2003.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

Contacts:
Guy Elewaut: Geoffroy d’Oultremont:	+ 32 2 412 29 48 + 32 2 412 83 21	Ruth Kinzey (U.S. media): Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2118) + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 7, 2003	By: /s/ Michael R. Waller

Michael R. Waller Senior Vice President

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